FOR IMMEDIATE RELEASE-

ELRON REACHES AGREEMENT TO SELL APPROXIMATELY 3.9 MILLION
PARTNER SHARES FOR APPROXIMATELY $40 MILLION

     Tel Aviv, Israel - December 7, 2006 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that, subject to obtaining required consents and the signing of definitive agreements, it has reached agreement with several Israeli institutional investors to sell all its shares in Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD) for an aggregate purchase price of approximately $40 million. Elron currently holds 3,906,085 Partner shares, all of which are currently restricted under Partner’s license from the Israel Minister of Communications. Accordingly, any sale of these restricted shares would be subject to the approval of the Israel Minister of Communications.

     Upon the sale of these Partner shares, if completed, Elron would realize a net (after tax) gain of approximately $16 million under U.S generally accepted accounting principles (U.S. GAAP) and approximately $23 million under Israeli generally accepted accounting principles (Israeli GAAP).

     There is no assurance that the sale will be completed.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).